EXHIBIT 99.1

GameSquare's Stream Hatchet Reports Esports Livestreaming Hours Increased 15% During the 2023 First Quarter

Total esports hours watched were over 650 million during the 2023 first quarter

July 20, 2023, Frisco, Texas – Stream Hatchet, a streaming analytics and business intelligence platform and wholly-owned subsidiary of GameSquare Holdings (NASDAQ: GAME | TSXV: GAME), ("GameSquare", or the "Company"), recently published its esports Livestreaming Trends Report for the 2023 First Quarter.

Stream Hatchet’s latest esports report offers a detailed outlook into the past and current state of the esports livestreaming market, and its relevance to the popularity of streaming platforms, esports organizations, tournaments, and creators. Key takeaways include:

•	Esports livestreaming hours watched continue to grow year-over-year and are up 15% during the 2023 first quarter.
•	Twitch and YouTube continue to dominate the space for esports livestreaming viewership, making up 62% and 30% of the market, respectively.
•

Optimizing esports tournaments to garner the highest possible viewership is imperative for tournament operators, teams, brands, and everyone involved. Allowing livestreaming creators to co-stream events has proved to be a great way to not only boost viewership, but overall chat engagement from fans, as seen in several case studies.

“Stream Hatchet has become a powerful analytics and business intelligence platform for the esports industry. Their market leading reports confirm the robust growth the esports and streaming markets have experienced. In fact, total esports hours watched during the first quarter has increased to over 650 million hours, up from 568 million hours watched in the first quarter of 2022 and 270 million hours watched during the first quarter of 2020,” said Justin Kenna, CEO of GameSquare.

For more information on Stream Hatchet and insight into the esports and streaming markets, please visit their website at www.streamhatchet.com. Stream Hatchet’s next Livestreaming Trends Report will be issued in the coming weeks.

About GameSquare Holdings, Inc.

GameSquare Holdings, Inc. (NASDAQ:GAME | TSXV:GAME) is a vertically integrated, digital media, entertainment and technology company that connects global brands with gaming and youth culture audiences. GameSquare's end-to-end platform includes GCN, a digital media company focused on gaming and esports audiences, Cut+Sew (Zoned), a gaming and lifestyle marketing agency, USA, Code Red Esports Ltd., a UK based esports talent agency, Complexity Gaming, a leading esports organization, Fourth Frame Studios, a creative production studio, Mission Supply, a merchandise and consumer products business, Frankly Media, programmatic advertising, Stream Hatchet, live streaming analytics, and Sideqik a social influencer marketing platform. www.gamesquare.com

1

Forward-Looking Information

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as "expects", or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "budget", "scheduled", "forecasts", "estimates", "believes" or "intends" or variations of such words and phrases or stating that certain actions, events or results "may" or "could", "would", "might" or "will" be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the Company's future performance and revenue; continued growth and profitability; the Company's ability to execute its business plan; and the proposed use of net proceeds of the Offering. These forward-looking statements are provided only to provide information currently available to us and are not intended to serve as and must not be relied on by any investor as, a guarantee, assurance or definitive statement of fact or probability. Forward-looking statements are necessarily based upon a number of estimates and assumptions which include, but are not limited to: the Company being able to grow its business and being able to execute on its business plan, the Company being able to complete and successfully integrate acquisitions, the Company being able to recognize and capitalize on opportunities and the Company continuing to attract qualified personnel to supports its development requirements. These assumptions, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking statements. Such factors include, but are not limited to: the Company's ability to achieve its objectives, the Company successfully executing its growth strategy, the ability of the Company to obtain future financings or complete offerings on acceptable terms, failure to leverage the Company's portfolio across entertainment and media platforms, dependence on the Company's key personnel and general business, economic, competitive, political and social uncertainties including impact of the COVID-19 pandemic and any variants. These risk factors are not intended to represent a complete list of the factors that could affect the Company which are discussed in the Company's most recent MD&A. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release. GameSquare assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Media and Investor Relations

Andrew Berger

Phone: (216) 464-6400

Email: IR@gamesquare.com

2